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                            September 8, 2021

       Crystal Landsem
       Chief Financial Officer
       Lulu's Fashion Lounge Holdings, Inc.
       195 Humboldt Avenue
       Chico, CA 95928

                                                        Re: Lulu's Fashion
Lounge Holdings, Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted August
11, 2021
                                                            CIK No. 377-02706

       Dear Ms. Landsem:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1

       Prospectus Cover Page, page i

   1. Please revise your prospectus cover page to disclose that your officers, directors, and certain principal
stockholders will be able to control the management and affairs of your company and most
matters requiring stockholder approval following the offering, including their
aggregate voting power. As a related matter, please tell us whether you will be deemed a
"controlled company" as defined by the market on which you intend to list your common stock.
If applicable, please disclose on the prospectus cover page and in the prospectus summary
that you are a controlled company, and include a risk factor that discusses the effect,
risks and uncertainties of being designated a controlled company.
       Prospectus Summary, page 1
 Crystal Landsem
FirstName  LastNameCrystal  Landsem
Lulu's Fashion Lounge Holdings, Inc.
Comapany 8,
September  NameLulu's
              2021     Fashion Lounge Holdings, Inc.
September
Page 2     8, 2021 Page 2
FirstName LastName


2. Here and elsewhere as appropriate, please revise to provide comparative data for prior comparable periods to add context to the current disclosure, or tell us why this disclosure in unnecessary. In this regard, we note the lack of comparative information for Active
         Customers, Active Customer spend, assumed average wallet, social media followers,
         CSAT scores, number of products released, percentage of reorder products sold without discounting, and percentage of units sold that were Lulus branded products.

Risk Factors
Our amended and restated certificate of incorporation will designate the Court of Chancery of the
State of Delaware . . ., page 55

3.       We note your disclosure under the    Choice of Forum    section states
that the choice of
         forum of the Court of Chancery of the State of Delaware    will not
apply to suits brought
         to enforce a duty or liability created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction
 and that    that the
         exclusive forum provision does not apply to suits brought to enforce any duty or liability
         created by the Exchange Act.    We also note your risk factor does not
mention a subject
         matter carve-out for Exchange Act claims and merely says    the
federal district courts of
         the United States will be the exclusive forum for the resolution of any complaint asserting
         a cause of action arising under the Securities Act.    The disclosure
in these sections
         appears to be inconsistent; please revise accordingly.
Use of Proceeds, page 66

4. Please revise this section to provide the approximate amount of proceeds to be used for each identified purpose. In addition, we note your statement that you will have broad discretion over the use of proceeds that are not used to repay indebtedness and redeem preferred stock; you may reserve the right to change the proceeds as long as "such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated." Please revise accordingly; if you have no current plan for a significant portion of the proceeds, please so state and discuss the principal reasons for the offering.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Overview, page 72

5.       We note you disclose    [b]etween fiscal years 2016 and 2019, we grew
our net revenue by
         179%.    Similar to your disclosure on page 76, please revise your
disclosure to include all
         historical periods.
Comparisons for the Years Ended December 29, 20019 and January 3, 2021 - Net Revenue, page
79
 Crystal Landsem
Lulu's Fashion Lounge Holdings, Inc.
September 8, 2021
Page 3

6.       We note your reference to "units per transaction    and improvements
in this metric as a
         contributing factor to changes in net revenue year over year. Please provide a clear definition of this metric and how it is calculated.
Experts, page 149

7. Please explain to us why you removed the disclosure regarding the auditor independence matter. We note the matter involved the fiscal year ending December 29, 2019, which the
         auditor   s report continues to cover.
       You may contact Scott Stringer at 202-551-3272 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman at 202-551-3797 or Lilyanna Peyser at 202-551-3222 with any other questions.



FirstName LastNameCrystal Landsem                            Sincerely,
Comapany NameLulu's Fashion Lounge Holdings, Inc.
                                                             Division of
Corporation Finance
September 8, 2021 Page 3                                     Office of Trade &
Services
FirstName LastName